UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 9, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Partner Communications Company Ltd.
File No. 001-14968 - CF#18627

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Partner Communications Company Ltd. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 18, 2006.

Based on representations by Partner Communications Company Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.(a).13   through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel